Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Cablecom Holdings, Ltd.

We consent to the use of our report dated December 21, 2007, with respect to the consolidated balance sheets of Binzhou Guangdian Network Co. Ltd. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the period then ended, included herein and to the reference to our firm under the heading ‘‘Experts’’ in the registration statement of China Cablecom Holdings, Ltd. on Form S-4 relating to a business combination transaction with Jaguar Acquisition Corporation.

/s/ UHY ZTHZ HK CPA Limited
UHY ZTHZ HK CPA LIMITED
Hong Kong, China

February 11, 2008